Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY  10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

January 22, 2010

Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Mr. Clampitt:

On behalf of 57th Street General Acquisition Corp. (the “Company”, “we”, “us” or “our”), we are transmitting hereunder our response to Comments #2 and #4 in the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2010 and in our telephone conference with the Staff on January 14, 2010 concerning Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) previously filed on December 22, 2009. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

As we discussed in our telephone conference, the principals and professionals involved in this offering have revised the SPAC structure in order to address certain of the legacy issues we have observed in the SPAC market, while at the same time fully complying with the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and their respective rules and regulations.

The following are our responses to comments 2 and 4:

Mr. Michael Clampitt
January 22, 2010

2.           We note your response to comment 2 in our letter dated December 11, 2009. Please expand your prior response to discuss how you determined that providing your stockholders with an opportunity to exercise their put rights does not constitute an offer to buy or sell your securities, or both. For example, please explain why the repurchase aspect of the opportunity does not constitute an offer to buy. In addition, please explain why the opportunity is not an offer to sell the securities again in light of the fact that the stockholder must decide once again whether to be a stockholder of the company. Please discuss whether your stockholders should be provided with the information required to be disclosed in a transaction registered under the Securities Act when faced with an investment decision between choosing to become a stockholder of the post-transaction company by retaining the security and choosing to put the security to the company for cash.  Given the nature of the company’s operations before and after the business combination transaction, please consider whether offering the put right opportunity is akin to offering to sell a new security. Please note that based on your response, we may have further comment.

Response:  The right of stockholders to redeem1 their shares for cash is a hallmark of SPACs and is among the rights they will receive upon purchasing shares of common stock in Company’s initial public offering.  For the reasons set forth below, we do not believe that when this right becomes exercisable, it will constitute an offer to buy or sell the Company’s securities within the meaning of Section 5 of the Securities Act (“Section 5”).

Offer to Buy

Section 5 does not require registration of an offer to buy in the present context.  The legislative history of Section 5 makes it clear “that the ‘offer to buy’ prohibition in Section 5 was originally inserted solely for the purpose of preventing dealers from making offers to buy from underwriters during the waiting period—or as Section 5 has now been amended, before filing of the registration statement.”  L. Loss & J. Seligman, Securities Regulation, Chapter 2(B)(4)(a).  In addition to the legislative history, “the whole registration structure of the 1933 Act is utterly inconsistent with any concept of issuers’ registering public offerings to buy as distinct from public offerings to sell.”  Id.  Therefore, the balance of our analysis will focus on why the redemption right becoming exercisable does not constitute an offer to sell within the meaning of Section 5.

Offer to Sell

Section 5 prohibits the offer to sell a security unless a registration statement has been filed as to such security.  The requirements of Section 5 are designed to assure that an investor has adequate information upon which to base an “investment decision” in purchasing a security that is being offered, including whether to accept a new or different security that is being offered in exchange for its existing security.  It is axiomatic, then, that if no new or different security is being offered for sale, there can be no requirement of registration.

In the present context, the Staff has suggested in its comments that the securities being offered are those that already are owned by the Company’s stockholders because, when the redemption right becomes exercisable, the stockholder “must decide once again whether to be a stockholder of the company” and is “faced with an investment decision between choosing to become a stockholder of the post-transaction company by retaining the security and choosing to put the security to the company for cash.”  Respectfully, however, if this suggestion were correct, it would require registration under Section 5 of every redemption feature of a security such as those commonly found in the terms of preferred stock and warrants issued in PIPE transactions and the indentures relating to notes.  It would also require registration under Section 5 of every issuer tender offer.  As more fully described below, however, we believe that redemption features embedded in a security becoming exercisable, or tender offers being commenced, are properly analyzed as not presenting stockholders with an investment decision with respect to the sale of a security that already are outstanding and held by stockholders, and therefore do not require registration under Section 5.

1  We note that this right currently is referred to in the registration statement as a “put right.”  Most previous SPACs, however, have referred to this right as a “redemption right” or “conversion right.”  Because the variation in nomenclature may be confusing, we refer to this right in the balance of this letter as a “redemption right,” and the next amendment to the registration statement will change the term “put right” to “redemption right.”

Mr. Michael Clampitt
January 22, 2010

No New Investment Decision

We do not believe that investors are required to make a second investment decision when the redemption right becomes exercisable because it is not a new offer but rather is an obligation that relates back to the original issuance of the shares, to which the investors originally agreed.  The redemption right is set forth in the Company’s Certificate of Incorporation and is described in detail in the registration statement.  Thus, potential investors in the Company’s common shares are fully aware that, in connection with the business combination, they will receive a document which provides them information concerning the transaction and will have the right to have their shares redeemed by the Company for cash.  This is the same approach taken by foreign private issuer SPACs.  The redemption right is a significant incentive for investors to purchase the shares of the Company because it assures them that they will be able to have their shares redeemed, for any reason, at the time of a proposed business combination.

The only investment decision made by the Company’s stockholders will be at the time of the IPO in deciding whether or not to purchase the Company’s securities.  In general, the courts have ruled that the purchase or sale of securities occurs on the date the parties are bound to the provisions of a securities transaction, even though full performance of the transaction does not occur until a later date. See Department of Economic Development v. Arthur Anderson & Co., 685 F.Supp. 1463 (S.D.N.Y. 1988);  Radiation Dynamics, Inc. v. Goldmuntz, 464 F.2d 876, 890-91 (2d Cir. 1972).  We note that if a party to a purchase of a security has the right to terminate the transaction, such party is considered to be making an investment decision at each point that it forgoes the right to terminate the transaction.  This is not the case with the proposed structure.  The exercise of the redemption right in the proposed structure is the fulfillment of the terms of the investment and not a termination.  Thus, the investment decision must be viewed as of the date of the closing of the IPO.  See, e.g., Goodman v. Epstein, 582 F.2d 388, 409-414 (7th Cir. 1978), cert. denied, 440 U.S. 939, 59 L. Ed. 2d 499, 99 S. Ct. 1289 (1979); Ingenito v. Bermec Corp., 376 F. Supp. 1154, 1183-84 (S.D.N.Y. 1974).  The investment decision doctrine applies only in cases where a party has the right to avoid going forward with a purchase or sale of securities. See, e.g., Stephenson v. Calpine Conifers II, Ltd., 652 F.2d 808, 812-13 (9th Cir. 1981); Issen v. GSC Enterprises, Inc., 508 F.Supp. 1278, 1286-87 (N.D. Ill. 1981); Ingenito v. Bermec Corp., 376 F.Supp. at 1182-8.  By contrast, the Company’s investors are bound to purchase their shares upon their initial purchase of the securities, and they do not have the right to avoid any future performance.  Therefore, their investment decision occurs at the time of their initial purchase, and not at a later date.  At the time of the initial purchase, each investor is fully informed of the Company’s intentions to seek a business combination and permit exercise of the redemption right in accordance with the terms of the common stock held by the investor.  The Company has thus contractually agreed to provide each investor with fulsome disclosure about the target company in a document substantially similar to that of a Schedule 14C information statement, including audited financial information of the target, management’s discussion and analysis of the target’s business, risk factors of the target’s business, a description of related party transactions, the provisions of the acquisition agreement, the chronology of the acquisition and biographical data regarding the target’s management.  This document will be subject to the antifraud provisions of the securities laws, including Rule 10b-5.  Consequently, an investor’s subsequent election to exercise its redemption right, or by contrast, to continue to hold its shares, which are terms contained in the instrument itself, should not be deemed to be a new investment decision separate and apart from such investor’s initial decision to purchase the Company’s shares.

Mr. Michael Clampitt
January 22, 2010

Rescission Offer

In our teleconference, the Staff asked us to distinguish the redemption right in the Company’s common stock from rescission offers which are registered under Section 5.  As discussed above, the same distinction needs to be drawn between redemption rights in warrants and notes as well as tender offers, which are not registered under Section 5.

As its name implies, a rescission offer is an offer by an issuer to rescind a sale transaction in which a securities law violation is believed to have occurred.  Since a rescission offer contemplates a defect or deficiency of some kind in the original sale, its intention is to redo the original sale which was not properly registered.  Registration of the rescission offer in compliance with Section 5 seeks to address any defects or deficiencies in the original registration.  By contrast, the exercisability of the redemption right is not a result of any deficiency in the original sale of the shares, which will have been properly registered.  Potential investors in the Company’s shares will have received full disclosure in the IPO registration statement regarding the terms of the common stock, including the redemption feature, and are fully advised that the Company by its very nature is seeking a business transaction at which time they will have the right to have their shares redeemed by the Company.  Thus, the redemption right becoming exercisable is not a new offer which would require registration under the Securities Act but rather is a provision of the common stock as it originally was issued.  Because investors originally agreed to the redemption right provision in connection with the purchase of the shares, we do not believe the right becoming exercisable is comparable to an offer to rescind a defective original offering, and therefore, it should not require registration under the Securities Act.

New Security Doctrine

The Staff also commented that “[g]iven the nature of the company’s operations before and after the business combination transaction, please consider whether offering the redemption right opportunity is akin to offering to sell a new security.”  We are aware that the Staff has applied the new security doctrine to require some SPACs to file a registration statement with respect to proposed amendments to their warrant agreements in connection with the approval of their business combinations.  However, we do not believe the exercise of the redemption right is comparable to the warrant amendment and it should not require registration under the Securities Act.  In the cases where the Staff has required issuers to register amended warrants, or other securities that were being amended, specific provisions of the warrant or other security itself were being modified such as changes in exercise price, redemption features, exercise period, expiration date etc. in the case of warrants, or interest rate, maturity date etc. in the case of notes.  Thus, in those cases, the warrant or other security holders were essentially exchanging one security (the original warrant or other security) for a new security (the revised warrant other security), which would require registration under the Securities Act.  By contrast, there will be no changes whatsoever to the terms of the Company’s shares upon a decision by a stockholder to forgo exercise of the redemption right.  The Company’s stockholders will own the same number of shares with the same provisions and rights. Accordingly, we do not believe the exercise of the redemption right, or an election not to exercise such right, should require registration under the Securities Act.  Further, even if a holder of the Company’s common stock who elects to forego his redemption right and continues to hold his existing security2 is deemed to have exchanged his existing security for a new security as a result of the Company’s change in business, we believe such an exchange would be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

2 We note that the security holder’s election to continue holding its existing securities would not involve the mechanical components characteristic of a stock exchange, such as the tendering of a stock certificate for a new certificate, the issuance of a new CUSIP number for the exchanged security and the services of a transfer agent.  Further, if such stockholder elects to continue holding its stock in the Company following expiration of the redemption period, it is also clear that there would be no change to such stockholder’s  (i) holding period pursuant to Rule 144 and (ii) capital gains tax treatment.

Mr. Michael Clampitt
January 22, 2010

Interest Payable on Notes

In addition to Comment 2, as part of our conference call, the Staff has asked us to also consider whether the exercise of the redemption right is similar to the interest payable in kind by an issuer on its notes. As noted by the Staff, a registration statement is required if a note holder has the right to decide whether it desires that the issuer pay the interest due on its note in cash or shares of stock.  However, we do not believe the exercise of the redemption right is comparable to a noteholder’s decision regarding the interest payable in kind on its note. In the case of the note, since there is a significant possibility that the note holder will elect to receive its interest in shares, the issuance of the shares would require a registration statement.  By contrast, in connection with the exercise of the redemption right, the stockholder has no option of receiving any other security in exchange for its shares.  Its sole option is to receive cash in exchange for its shares.  In addition, the Company is not providing stockholders with any additional consideration for its securities but rather is only paying the stockholder the per share amount held in the trust account as required by the Charter. Furthermore, the stockholder may elect not to exercise its redemption right, and therefore, it would not receive any consideration for its shares, as opposed to the note, in which the noteholder will receive some form of interest in any event.  Thus, we do not believe a registration statement should be required in connection with the exercise of the redemption right.

Section 2(a)(1) of the Securities Act

In addition to Comment 2, as part of our conference call along with the earlier cited questions, the Staff asked us to consider whether the redemption (put) right should require registration pursuant to Section 2(a)(1) of the Securities Act, which include a “put” within the definition of a “security”. While the names are similar, we do not believe that the redemption (put) right granted to the Company’s stockholders is similar to the “put” included in the definition of a “security” under Section 2(a)(1). Specifically, the put included in Section 2(a)(1) relates to a put option that is a stand-alone instrument. A put option is a contract that gives the holder the right to sell a certain quantity of an underlying security to the writer of the option at a specified price by a certain expiration date. By contrast, the Company’s redemption right is not a separate instrument but is rather a specific provision in a pre-existing security of the Company. Since the pre-existing security is being registered under the Securities Act in connection with the Company’s initial public offering, it would not appear logical to require the registration of a specific provision of the security. The redemption right is identical to the redemption feature of previous SPACs which never have required registration and is also similar to a redemption feature in preferred stock often issued in PIPE transactions, which would not require separate registration under the Securities Act. Thus, we do not believe that the Company is required to register the redemption right pursuant to Section 2(a)(1) of the Securities Act...

Mr. Michael Clampitt
January 22, 2010

Foreign Private Issuers

Foreign private issuers are exempt from the proxy rules pursuant to Rule 3b-4 of the Exchange Act. Thus, a SPAC that is a foreign private issuer is not required to file a proxy statement with the SEC in connection with its proposed business combination even though the post-business combination company is significantly different from the pre-business combination company. Although the SPAC’s stockholders will be electing whether or not to request that their shares be redeemed, they are not entitled to receive a proxy statement or other disclosure document in connection with the business combination. While most foreign private issuer SPACs agree to provide a disclosure document to its stockholders, these documents are not subject to the Staff’s review. Should the Staff determine that the redemption right is a “new” security since the post-transaction company is significantly different from the pre-transaction company, that would suggest that every foreign private issuer SPAC should be required to file a registration statement in connection with its business combination since foreign private issuers are not exempt from the registration requirements of the Securities Act (but only exempt from the proxy rules).

Rule 419

In addition to Comment 2, as part of our conference call along with the earlier cited questions, the Staff asked us to consider the rules applicable to issuers offering securities under Rule 419 of the Securities Act.  We note, primarily, that the Company is not subject to Rule 419, and is therefore not bound by the obligations contained exclusively within such rule, including the need to file a post-effective amendment at the time it enters into a definitive acquisition agreement.  We respectfully advise the Staff that the distribution period for prospectus delivery would end no later than 90 days from the commencement of the Company’s offering (we note that the Company’s warrants will not be exercisable until after the consummation of the business combination, so the period of distribution for the warrants and the common stock underlying such warrants would not extend beyond such 90 days).  Accordingly, the Company’s prospectus would not be deemed to be used in connection with any offer or sale for purposes of Section 2(a)(3) of the Securities Act following such 90 day period.  Therefore, provided that the Company does not enter into a definitive agreement for its business transaction during the 90 day distribution period following the consummation of the offering, the Company would not be required to amend its registration with a post-effective amendment, and we are unaware of any precedent or rule which would require the Company to do so.

Potential Adverse Implications

We believe that if the Company were required to submit or file with the SEC any registration statement or additional disclosure document, such requirement would adversely impact the accepted practices for other transactions and structures, including SPAC acquisitions, reverse mergers, material acquisitions and offerings of redeemable preferred stock, as follows:

•
SPACS.  SPACs are currently not required to file registration statements for the redemption of their common stock in connection with a proposed business combination because it is not considered a new investment decision for its existing holders.  Should the Staff determine that the redemption were to create a “new” security based solely upon the SPAC’s post-combination change of business, then this would suggest that every SPAC would be required to file a registration statement in connection with its business combination. Thus, any SPAC that only filed a proxy statement for its business combination (and not a registration statement) would have unregistered shares.  Further, as set  forth above, foreign private issuer SPACs would be required to file a registration statement in connection with their business combinations since they would not be exempt from the registration requirements of the Securities Act (but only exempt from the proxy rules).

Mr. Michael Clampitt
January 22, 2010

•
Reverse Mergers.  A shell company is only required to file an 8-K, not a registration statement, in connection with a reverse merger, despite the material change in its business.  Should the Staff determine that the redemption feature creates a “new” security solely due to a significant change in an issuer’s business, then this would suggest that every shell company which has entered into a reverse merger would be required to file a registration statement in connection with the reverse merger.  Furthermore, every shell company that previously only filed a Form 8-K in connection with its reverse merger (but not a registration statement) would have unregistered shares.

•
Material Acquisitions.  Upon the purchase of assets or securities by a public company, the company is generally not required to provide any disclosure document or registration statement to its stockholders prior to such transaction.  Should the Staff determine that the redemption right creates a “new” security since the post-transaction company is significantly different from the pre-transaction company, then this would suggest that every company would be required to file a registration statement in the event of a material acquisition which results in a substantive change to its business operations.

•
Redeemable Preferred Stock. Issuers of preferred stock often provide their holders with an option to redeem their shares, and there is generally a significant lapse of time between issuance and the redemption period.  During this time, a number of material events or fundamental changes may affect the issuer’s business or operations. There is no suggestion, however, that the redemption of the security by the issuer would require a registration statement if at the time of redemption the issuer’s operations significantly differ from its operations on the date of issuance.  Should the Staff determine that the redemption right creates a “new” security as a result of a significant change in business, that would suggest that every issuer of redeemable preferred stock would be required to file a registration statement prior to the redemption of its outstanding preferred shares if there has been a significant change in the operations of the issuer between the issuance of the preferred stock and the redemption.

For all of the foregoing reasons, we do not believe the Company should be required to file a registration statement when the redemption right becomes exercisable by the Company’s stockholders.

4. We note your response to comment 4 and disagree with your analysis. We believe that the redemption offering will have some indicia of a tender offer, and will therefore trigger the applicability of Rule 13e-4 and Regulation 14E. For example, we note some of the following characteristics of the redemption:

•
The company will be engaging in an active and widespread solicitation via a Notice document containing “substantially the same information” that would be contained in an information statement on a Schedule 14C.

•	The solicitation will be made for a substantial percentage, i.e., up to 88% of the outstanding shares of the IPO Shares.
•	The right to redeem would only be available for a limited period of time, namely, a minimum of only 15 calendar days.

Moreover, it appears that the 13e-4(h)(1) exemption is not available because the terms and conditions of the redemption, including when the right will be exercisable, are not set forth in the certificate of incorporation. Therefore, the comment is reissued in part. Please provide additional analysis as to why you believe the 13e-4(h)(1) exemption would be available for the redemption offering, as well as why you do not believe that the tender offer rules should not apply. Please ensure that your discussion cites to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis. In the alternative, please confirm that you will satisfy the requirements of Rule 13e-4 and Regulation 14E, including filing a Schedule TO, relating to the redemption offering.

Mr. Michael Clampitt
January 22, 2010

Response: We respectfully advise the Staff that we do not believe the redemption right is a tender offer since it meets the exemption set forth in Rule 13e-4(h)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-4(h)(1) states that the issuer tender offer provisions set forth in Rule 13e-4 are not applicable to “[c]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” The Company’s Amended and Restated Certificate of Incorporation (the “Charter”), which was filed on December 22, 2009 as Exhibit 3.2 to the Form S-1, includes specific provisions relating to the exercise of the redemption right, and thus qualifies for the exemption set forth in (h)(1). While we believe the Charter, as filed, complies with (h)(1), in response to the Staff’s comment, we have revised the Charter to include more detailed provisions relating to the exercise and timing of the redemption right, including provisions relating to the delivery and exercise of the redemption right as well as the withdrawal of the redemption right. Our proposed revisions to the Charter are redlined and set forth in Exhibit A hereto. The Company also advises the Staff that it is willing to consider adding additional provisions the Staff believes is necessary to comply with (h)(1).

Nevertheless, we respectfully advise the Staff that we do not believe it is necessary to include in the Charter a specific date upon which the Company’s stockholders may exercise their redemption right. First, such a requirement is not set forth in (h)(1) or in any guidance issued by the Commission or the Staff. Second, we believe it is more beneficial to investors to condition the exercise of the redemption right upon the occurrence of the business combination. Triggering the redemption right upon the occurrence of a business combination is identical to the past practice of the SPAC industry since its inception. Investors are purchasing shares with the knowledge that the Company’s officers and directors will be seeking an appropriate target for a business combination and are investing in the Company with this understanding. Thus, it makes sense that the business combination, the primary reason for the existence of the Company, should be the sole triggering event for the redemption right. Since the Company does not have a specific target for the business combination, it is impractical to pick a specific date for the exercise of the redemption right.  The purpose of the Company and the redemption procedures are specifically set forth in the Company’s registration statement and in the Charter.

In addition, the Company has a limited lifespan of fifteen months so the redemption right would necessarily be within that short time period.  While a specific date for the exercise of a redemption right may make sense for a perpetual company when there is no finite time frame for the exercise of the redemption right, it is not necessary here in light of the Company’s limited existence. Furthermore, as the provisions of the redemption right are prominently discussed in the registration statement and the Charter, investors are fully aware of such provisions and the fact that the redemption right is conditioned upon the business combination.

We also note that it is not unusual for governing agreements to incorporate timelines that are conditioned upon external events. For example, many warrant agreements include provisions pursuant to which an issuer may redeem the warrants in the event the price of the underlying shares of common stock trade above a certain price threshold for a certain period of time. These agreements also do not include a specific date upon which the redemption right is triggered and the redemption period is generally not longer than fifteen days. Similarly, many SPACs also include provisions in their charters that are dependent upon entering an agreement for a business combination.  Many issuances of preferred stock also include a timeline based upon external events. There has never been a requirement to comply with Rule 13e-4 in connection with any of these events.  Furthermore, we have not found any guidance or authority issued by the Commission or the Staff which prohibits conditioning a put or redemption feature upon an external event.

Mr. Michael Clampitt
January 22, 2010

For example, many companies include provisions in their warrant agreements which permit them to redeem their outstanding public warrants for $.01 if their stock price exceeds a certain price threshold for a specified time period. Companies desiring to decrease their outstanding public warrants will often exercise their right to redeem their warrants for $.01. These companies do not file a Schedule TO to effectuate these redemptions.  Instead, they merely issue a press release and/or file a Form 8-K advising warrantholders that the requirements for the redemption of the warrants as previously set forth in the warrant agreement have been met, the company’s intention to redeem the warrants as well as the specific timelines and redemption procedures. We believe that, unless the terms of the warrant have been changed for a short period of time (such as a reduction in the warrant exercise price for 30 days), companies are not required to file a Schedule TO for such redemptions since their redemption provisions are set forth in the warrant agreement. Thus, it would appear that companies are able rely on the (h)(1) exemption to conduct these redemptions, and thus are not subject to Rule 13e-4, since the governing agreements for these instruments set forth the relevant redemption provisions.

As noted above, in a typical SPAC transaction, stockholders have a right to vote against the SPAC’s proposed business combination and require the SPAC to redeem its shares for a pro rata amount of the SPAC’s trust account. In many cases, a SPAC will redeem up to 40% of its outstanding shares that are voted against its business combination.  We are not aware of any SPACs filing a Schedule TO in connection with the redemption of their shares.  While the SPAC’s stockholders do receive a proxy statement in connection with the business combination, such proxy statement does not include the additional information required on a Schedule TO. We believe that SPACs do not file a Schedule TO for such redemptions since the specific redemption provisions are set forth in the SPAC’s charter. Thus, SPACs rely on the (h)(1) exemption to conduct these redemptions, and are therefore not subject to Rule 13e-4. We would further point out that the tender offer issue in connection with a SPAC’s redemption provisions has not been raised as part of the IPO process. This has been true even as the size of the redemption threshold increased from 20% to as high as 45% and where the size of the SPAC offerings has increased from below $50 million to as much as $1 billion, resulting in SPACs redeeming hundreds of millions of dollars of securities from both institutional holders and retail accounts.

Therefore, if the Staff determines that the exercise of the redemption right is considered a tender offer and does not meet the requirements of (h)(1), that would suggest that warrant redemptions and SPAC redemptions would be subject to Rule 13e-4 and we are unsure of the implications for issuers who have not complied with these rules in the past. Consistent with past practice that no Schedule TO is filed in these cases, we do not believe the exercise of the redemption right is subject to Rule 13e-4 and require the filing of a Schedule TO.

While the Commission and Staff have issued limited guidance on the (h)(1)exemption, we note the following no-action letters issued by the Staff. In Puerto Rico Investors Flexible Allocation Fund (June 15, 1999), the Staff advised the company that its monthly redemption of units is exempt from 13e-4 since the redemption provisions are governed by the fund’s deed of trust. We believe the redemption right is similar to the periodic redemptions/repurchases by investors in open-ended mutual funds and should likewise be exempt from Rule 13e-4.  In Brock Exploration Company (June 30, 1980), the Staff advised the company that its obligation to offer to purchase partnership interests pursuant to its partnership agreement exempted it from Rule 13e-4 since the terms and conditions of the purchases are governed by the partnership agreement.  The redemption right, which is governed by the provisions set forth in the Charter, should be similarly exempt from Rule 13e-4.

Mr. Michael Clampitt
January 22, 2010

While we firmly believe that we qualify for the (h)(1) exemption, the Staff has also asked us to provide any public policy considerations as to why the exercise of the redemption right should not be considered a tender offer under Rule 13e-4.  We advise the Staff that the Company is not required to provide any disclosure document to its stockholders regarding the business combination (other than as required by Form 8-K) since a public company is not required to obtain stockholder consent for material acquisitions (except as required by an exchange or law). Thus, an investor in a public company would generally not be entitled to a vote on such a transaction or even receive a disclosure document. Nevertheless, we have agreed to provide investors with a fulsome disclosure document describing the business combination (including audited financial information of the target, management’s discussion and analysis of the target’s business, risk factors of the target’s business, a description of related party transactions, the provisions of the acquisition agreement, the chronology of the acquisition and biographical data regarding the target’s management) which a public company would not generally provide in a Form 8-K upon the consummation of the transaction. Accordingly, we are concerned that the Company would be disadvantaged if it were required to comply with Rule 13e-4, as other SPACs would be able to execute their business combinations without the structural and procedural requirements that are more appropriate in the context of a traditional tender offer. Furthermore, we do not believe it would be fair to penalize the Company for providing investors with enhanced disclosure which they would not ordinarily be entitled to receive prior to the consummation of the transaction by subjecting it to the provisions of Rule 13e-4. Instead of providing stockholders with a disclosure document, the Company could just issue a press release or file a Form 8-K setting forth the specific redemption procedures, as is the standard practice by companies conducting warrant redemptions.  By providing a fulsome disclosure document, which is subject to the antifraud provisions of the securities laws, the Company is going far beyond its SEC duties to ensure that stockholders have substantial information regarding the business combination. Requiring the Company to comply with the provisions of Rule 13e-4 would have the effect of discouraging other issuers from providing additional disclosure to their stockholders, lest they become subject to Rule 13e-4.

In Hanson Trust PLC v. SCM Corporation, 774 F. 2d 47, (2nd Cir. 1985), the 2nd Circuit Court of Appeals noted that the purpose of the tender offer rules is to protect the ill-informed solicitee.  Accordingly, the true test of the existence of a tender offer is whether, in viewing the transaction as a whole, there appears to be a likelihood that unless the tender offer rules are followed, there will be “a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” This concern is not present in connection with the redemption right. The Company will be providing substantial information to its stockholders regarding the target company so stockholders will be fully informed regarding the business combination. The redemption right is not something new to stockholders as it has been disclosed in the registration statement and the Charter. While the solicitees in Hanson Trust did not receive any disclosure document in connection with the purchase of its shares, the Company’s stockholders will receive a significant disclosure document regarding the business combination and its consequences and thus cannot be considered ill-informed.

We also believe there are a number of other rationales for not subjecting the redemption right to the tender offer rules. First, Section 14(e) of the Exchange Act prohibits “fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer.” The redemption right is not a fraudulent, deceptive or manipulative practice. To the contrary, the redemption right is a benefit to stockholders as it enables them to have their shares redeemed for cash at their option. The redemption right has been described in extensive detail in the registration statement and therefore stockholders will be sufficiently informed about this right. The business combination coupled with the redemption right is the sole purpose of the Company and investors take that into consideration when they make their investment decision to initially invest in the Company.

Mr. Michael Clampitt
January 22, 2010

Second, the tender offer rules were enacted to address the abuses that were typically found in tender offers.  As noted in SEC v. Carter Hawley Hale Stores, Inc., 760 F. 2d 945, (9th Cir. 1985), shareholders of target companies were often forced to act hastily regarding proposed tender offers without the benefit of full disclosure. The tender offer rules were designed to ensure that investors responding to tender offers received full and fair disclosure as well as were provided an opportunity to examine all relevant facts to the tender offer so they decide whether to tender their shares without being subject to unwarranted pressure. By contrast, the Company’s stockholders will not be pressured to sell their shares. The stockholders are fully aware of the redemption right, which has been described extensively in the registration statement. Thus, stockholders will not be surprised when the Company advises them that they may exercise their redemption right. Furthermore, there will be no pressure on investors to have their shares redeemed by the Company as the Company will not be encouraging stockholders to have their shares redeemed.  In fact, the Company would prefer that none of its stockholders exercise their redemption rights. Thus, we do not believe the tender offer rules are applicable to the redemption right.

For the foregoing reasons, we believe the exercise of the redemption right by the Company’s stockholders is exempt from the provisions of Rule 13e-4 pursuant to (h)(1).

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.

Mr. Michael Clampitt
January 22, 2010

Exhibit A

Proposed Changes to Amended and Restated Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
57TH STREET GENERAL ACQUISITION CORP.

57th Street General Acquisition Corp., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.           The name of the Corporation is 57th Street General Acquisition Corp.  The date of filing of its original Certificate of Incorporation with the Secretary of State was October 29, 2009 under the name of 57th Street General Acquisition Corp.

2.           This Amended and Restated Certificate of Incorporation (“Amended and Restated Certificate of Incorporation”) of 57th Street General Acquisition Corp. has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law by the directors and stockholders of the Corporation.

3.           This Amended and Restated Certificate of Incorporation shall be effective on the date of filing with the Secretary of State of the State of Delaware.

4.           The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

FIRST: The name of the corporation is 57th Street General Acquisition Corp. (hereinafter sometimes referred to as the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent.  The name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

THIRD: Subject to the immediately succeeding sentence, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“GCL”).  In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation; provided, however, that in the event a Business Transaction (as defined below) is not consummated prior to the Termination Date (as defined below), then the purposes of the Corporation shall automatically, with no action required by the board of directors (the “Board of Directors”) or the stockholders, on the Termination Date be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein on or after the Termination Date and the Corporation’s powers shall thereupon be limited to those set forth in Section 278 of the GCL and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein.  This Article Third may not be amended prior to the consummation of a Business Transaction.

Mr. Michael Clampitt
January 22, 2010

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000, of which 100,000,000 shares shall be Common Stock, par value $0.0001 per share, and 1,000,000 shares shall be Preferred Stock, par value $0.0001 per share.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: The name and mailing address of the sole incorporator of the Corporation are as follows:
Name:	Asim Grabowski-Shaikh
Address:	c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017

SIXTH: The following provisions (A) through ( F ) shall apply during the period commencing upon the filing of this Amended and Restated Certificate of Incorporation and terminating upon the consummation of any “Business Transaction” and may not be amended prior to the consummation of any Business Transaction.  A “Business Transaction” shall mean the initial acquisition by the Corporation, whether through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, of one or more operating businesses or assets.

Mr. Michael Clampitt
January 22, 2010

A.  The Corporation will proceed with the consummation of a Business Transaction only if (i) the Corporation’s board of directors approves such Business Transaction and authorizes the mailing of a notice (“Notice”) setting forth substantially the same information that would be contained in a Schedule 14C information statement prepared in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the proposed Business Transaction and (ii) holders of no more than 88% of the shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities elect to put their shares back to the Corporation for cash.  Following the Corporation’s mailing of the Notice, stockholders holding IPO Shares will have the right, up until the date provided in the Notice (which date shall not be less than 15 days from the mailing thereof), to elect to put such holder’s IPO Shares back to the Corporation for cash.  If IPO Shares are put back to the Corporation as set forth in the Notice, the Corporation shall, promptly after consummation of the Business Transaction, effectuate such put right at a per share put price initially equal to $9.75 per share, plus interest earned on the Trust Account (net of taxes payable on the Trust Account). The Corporation shall not grant any request for the exercise of put rights to it for cash in the event such Business Transaction is not consummated.  “Trust Account” shall mean the trust account established by the Corporation at the consummation of the IPO and into which $48,750,000, or $56,025,000 if the underwriters’ over-allotment option is exercised in full, of the net proceeds of the IPO are deposited.  Notwithstanding the foregoing, holders of IPO Shares, together with any of their affiliates or any other person with whom such holder is acting in concert or as a ‘‘group’’ (as defined under Section 13 of the Exchange Act), are restricted from seeking put rights with respect to more than an aggregate of 10% of the shares sold in the IPO.

B. In the event the Corporation does not consummate a Business Transaction within 15 months from the consummation of the IPO (the “Termination Date”), the directors and officers of the Corporation shall (i) cease all operations of the Corporation except for the purposes of winding up, (ii) redeem 100% of the IPO Shares for a per share pro rata portion of the Trust Account, including a portion of the interest earned thereon, but net of any taxes (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption,  following approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the GCL, finding the dissolution of the Corporation advisable and providing such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation.

C.  In the event the Corporation is required to seek stockholder approval to effect its Business Transaction, the Corporation shall distribute the Notice and proceed with the Business Transaction only if (i) a majority of the Corporation’s outstanding shares of common stock voted are voted in favor of the Business Transaction and (ii) holders of no more than 88% of the IPO Shares elect to put their shares back to the Corporation for cash.  In connection with such stockholder vote, holders of IPO Shares exercising their put rights and voting (1) in favor of the Business Transaction will be entitled to receive a pro-rata portion of the Trust Account including interest and (2) against the Business Transaction will be entitled to receive a pro-rata portion of the Trust Account excluding interest, in each case net of taxes.

Mr. Michael Clampitt
January 22, 2010

D. A holder of IPO Shares shall be entitled to receive funds from the Trust Account only in the event of a liquidation of the Trust Account to holders of IPO Shares pursuant to the terms of the Investment Trust Agreement governing the Trust Account or in the event he exercises his put rights, the Corporation redeems the IPO Shares (in accordance with Section B above) or the Corporation is required to seek a stockholder vote on the Business Transaction, as set forth in Article 6A – C, inclusive, of this Amended and Restated Certificate of Incorporation.  In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

E.   In connection with a holder of IPO Shares exercise of put rights, the following provisions shall apply:

(i)
Holders of IPO Shares seeking to exercise their put rights must either tender their certificates to the Corporation’s transfer agent or, at the Corporation’s option, deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System.

(ii)
As a requirement of exercising such put rights, holders of IPO Shares must tender their certificates prior to (i) the date set forth in the Notice (which date shall be at least [15] days from the mailing thereof), or (ii) in the event the Corporation is required to seek stockholder approval of the Business Transaction, the date which is up to the day of, but prior to, the vote on the proposal to approve the Business Transaction.

(iii)
If a holder of IPO Shares delivers his, her or its certificate of common stock in connection with an election to exercise put rights and such holder of IPO Shares subsequently decides not to elect to exercise such put rights, the holder of IPO Shares may request that the transfer agent return the certificate (physically or electronically) and such certificates shall be returned, provided that the request was made prior to (i) the date set forth in the Notice, or (ii) in the event the Corporation is required to seek stockholder approval of the Business Transaction, the day of (but prior to the vote on the proposal to approve the Business Transaction) the stockholder meeting.

(iv)
The Corporation shall have no obligation to grant any request for the exercise of put rights in the event that (i) the Business Transaction is not consummated, (ii) the holder of IPO Shares fails to meet the deadline to put such IPO Shares as set forth in the Notice; (iii) in the event the Corporation is required to seek stockholder approval of the Business Transaction, the holder of IPO Shares fails to exercise such put right prior to the vote on the proposal to approve the Business Transaction, or (iv) a holder of IPO Shares otherwise fails to comply with the provisions set forth in this Article 6E.

Mr. Michael Clampitt
January 22, 2010

F. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Prior to the IPO, there shall be elected three Class A directors for a term expiring at the Corporation’s first Annual Meeting of Stockholders and three Class B directors for a term expiring at the Corporation’s second Annual Meeting of Stockholders.  Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election.  Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the by-laws of the Corporation), or by the sole remaining director.  All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

G.   Prior to the consummation of the Corporation’s Business Transaction, the Corporation shall not issue any additional stock that participates in the proceeds of the Trust Account, or that votes as a class with the IPO Shares, if the Corporation is required to seek stockholder approval of a Business Transaction.

H.   In the event the Corporation enters into a Business  Transaction with a target business that is affiliated with 57th Street GAC Holdings, LLC, or the directors or officers of the Corporation, the Corporation will obtain an opinion from an independent investment banking firm that is a member of Financial Industry Regulatory Authority that such Business Transaction is fair to the Corporation’s stockholders from a financial point of view.

SEVENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B. The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation.

C. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

Mr. Michael Clampitt
January 22, 2010

D. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Amended and Restated Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

EIGHTH: A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the GCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

Mr. Michael Clampitt
January 22, 2010

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly executed on its behalf by an authorized officer on this _____th day of ___________, 2010.

57TH STREET GENERAL ACQUISITION CORP.

By:
Name: Mark D. Klein
Title: Chief Executive Officer